UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

The Macerich Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

554382101

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 554382101

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AEW Capital Management, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 2,301,500

(6) Shared Voting Power None

(7) Sole Dispositive Power 2,968,000

(8) Shared Dispositive Power None

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,968,000 shares of Common Stock

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.18%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 554382101

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AEW Capital Management, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 2,301,500

(6) Shared Voting Power None

(7) Sole Dispositive Power 2,968,000

(8) Shared Dispositive Power None

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,968,000 shares of Common Stock

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.18%

(12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 554382101

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AEW Management and Advisors, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 2,301,500

(6) Shared Voting Power None

(7) Sole Dispositive Power 2,968,000

(8) Shared Dispositive Power None

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,968,000 shares of Common Stock

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.18%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 554382101

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AEW Investment Group, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 2,301,500

(6) Shared Voting Power None

(7) Sole Dispositive Power 2,968,000

(8) Shared Dispositive Power None

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,968,000 shares of Common Stock

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.18%

(12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 554382101
STATEMENT ON SCHEDULE 13G

Item 1 (a).	Name of Issuer: The Macerich Company

Item 1 (b).	Address of Issuer’s Principal Executive Offices: 401 Wilshire Boulevard, Suite 700 Santa Monica, CA 90401

Item 2 (a).	Names of Person Filing: AEW Capital Management, L.P. AEW Capital Management, Inc. AEW Management and Advisors, L.P. AEW Investment Group, Inc.

Item 2 (b).	Business Mailing Address For The Person Filing: World Trade Center East Two Seaport Lane Boston, MA 02110-2021

Item 2 (c).	Citizenship: Delaware for AEW Capital Management, L.P. Massachusetts for AEW Capital Management, Inc. Delaware for AEW Management and Advisors, L.P. Massachusetts for AEW Investment Group, Inc.

Item 2 (d).	Title of Class of Securities: Common Stock

Item 2 (e).	CUSIP Number: 554382101

Item 3.	If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a: Not Applicable

Item 4.	Ownership:
(a) Amount beneficially owned: 2,968,000 shares of Common Stock
(b) Percent of class owned: 5.18%
(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,301,500 shares of Common Stock
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 2,968,000 shares of Common Stock
(iv) Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009

AEW CAPITAL MANAGEMENT, L.P.

By:	AEW Capital Management, Inc., its
general partner

By:	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President

AEW CAPITAL MANAGEMENT, INC.

By:	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President

AEW MANAGEMENT AND ADVISORS, L.P.

By:	AEW INVESTMENT GROUP, Inc., its
general partner

By:	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President

AEW INVESTMENT GROUP INC.

By:	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Brandywine Realty Trust and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 12th day of February, 2009.

AEW CAPITAL MANAGEMENT, L.P.
By: AEW Capital Management, Inc., its
General partner

By:	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President

AEW CAPITAL MANAGEMENT, INC.

By:	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President

AEW MANAGEMENT AND ADVISORS, L.P.
By: AEW Investment Group, Inc., its
General partner

By:	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President

AEW INVESTMENT GROUP, INC.

By:	/s/ James J. Finnegan
Name: James J. Finnegan
Title: Vice President